

SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL:03-5511-5111 TLX J24308

File No. 82-34775

September 3, 2004



04036843

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated August 27, 2004 (Attached hereto as Exhibit A-1)
(2) Press release dated September 1, 2004 (Attached hereto as Exhibit A-2)
(3) Press release dated September 1, 2004 (Attached hereto as Exhibit A-3)
(4) Press release dated September 3, 2004 (Attached hereto as Exhibit A-4)
(5) Press release dated September 3, 2004 (Attached hereto as Exhibit A-5)
(6) Reference material dated September 3, 2004 (Attached hereto as Exhibit A-6)

B. Japanese Language Documents

(1) Press release dated August 27, 2004
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated September 1, 2004
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated September 1, 2004
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Press release dated September 3, 2004
(English Translation attached hereto as Exhibit B-4, the same as A-4)
(5) Press release dated September 3, 2004
(English Translation attached hereto as Exhibit B-5, the same as A-5)
(6) Reference material dated September 3, 2004
(English Translation attached hereto as Exhibit B-6, the same as A-6)

9/14

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,

Shinsei Bank, Limited



By

Name: Kazumi Kojima

Title: General Manager

Corporate Communications Division

Exhibit A-1

INFORMATION


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Stop Issuing Discount and Interest-Bearing Long-Term Credit Debentures to Retail Customers

Tokyo (Friday, August 27, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will stop issuing discount long-term credit debentures (*Waricho*) and interest-bearing long-term credit debentures (*Riccho*) to retail customers as of October 27, 2004.

Accordingly, the automated rollover of *Waricho* and *Riccho* in the debenture-safekeeping account will also terminate on October 27, 2004, and proceeds of matured debentures will be credited to attached savings accounts after October 28, 2004.

Shinsei Bank will continue to issue *Riccho Wide*, *Zaikei Riccho Wide*, *Zaikei Riccho* and market-offering-issue debentures.

Since establishing its retail banking business in June, 2001, Shinsei Bank has focused on developing and providing financial products that meet customers' changing needs, including various types of yen and foreign-currency deposits and mutual funds. As customer interest has shifted to those new products, the volume of *Waricho* and *Riccho* has gradually declined. Shinsei Bank has, therefore, decided to stop issuing these debentures, confident that it is able to satisfy its customers' needs with other products.

For further information, please contact:
Yoshihide Nakagawa or Yasuhiro Fujiki
Corporate Communications Division,
Shinsei Bank, Limited
Tel: (+81) 3-5511-5013
Fax: (+81) 3-5511-5505


INFORMATION



SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Launches *PowerLink 225*, A Yen Time Deposit with Interest Rate Dependent on Equity Index

Tokyo (Wednesday, September 1, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of *PowerLink 225,* a yen time deposit with interest rate dependent on the equity index.

PowerLink 225 is a five-year yen time deposit, where applicable annual interest rate varies based on the movement of the Nikkei 225 Index. Customers can choose either "Bull Type" deposit or "Bear Type" deposit.

Customers with the "Bull Type" deposits will receive higher interests if the equity index (the closing Nikkei 225 Index) on the interest judgement day (five business days prior to the interest payment date) is equal to or more than the threshold based on the pre-defined equity index (the equity index as of the business day subsequent to each subscription period). Customers with the "Bear Type" deposits will receive higher interests if the equity index on the interest judgement day is less than the threshold based on the pre-defined equity index. (See the Outline of *PowerLink 225* for details.)

[Example]

Annual pretax Interest rates applicable to deposits starting on September 1 or September 2 are as follows. (The terms and conditions will be revised weekly.)

"Bull Type": If the equity index on the interest judgement day is 115% or more of the pre-defined equity index (the closing Nikkei 225 Index on September 3), the applicable interest rate shall be 1.3%. If it is less than 115% of the pre-defined equity index, the applicable interest rate shall be 0.3%.

"Bear Type": If the equity index on the interest judgement day is less than 85% of the pre-defined equity index, the applicable interest rate shall be 1.3%. If it is 85% or more of the pre-defined equity index, the applicable interest rate shall be 0.3%.

Shinsei Bank continues to develop new products and services to meet customers' needs.

Outline of *PowerLink 225*

Product Name	"Yen Time Deposit with Interest Rate Dependent on Equity Index " (Brand Name: *PowerLink 225*)
Eligible Customers	Individual customers with *PowerFlex* accounts
Currency	Japanese Yen
Term	5 years
Deposit Method	Lump-sum deposit (In principle, subscription period is on weekly basis.)
Minimum Deposit Amount/Unit	Deposited at Shinsei Financial Centers: 5 million yen or more, in units of 1 yen Deposited through Shinsei *PowerCall*(telephone banking): 3 million or more, in units of 1 yen Deposited through Shinsei *PowerDirect* (internet banking): 1 million or more, in unites of 1 yen
Refund	A lump-sum deposit will be made into the ordinary deposit on the maturity date. (Automatic rollover is not available.)
Applicable Interest Rate	Applicable annual interest rate will differ whether or not the index on the interest judgement date is equal to or above the threshold based on the pre-defined equity index level. Please contact Shinsei Financial Center, or Shinsei *PowerCall* for details on applicable interest and pre-defined index level.
Interest Calculation Method	Interest shall accrue on the entire amount in units of 1 yen, and will be calculated on a 365-day a year basis.
Interest Payment	Interest calculated by the applicable interest rate and the number of days (from the deposit day or the preceding interest payment day to a day before the current interest payment day) will be credited into the ordinary yen deposit on each payment day every year.
Pre-defined Equity Index	"Pre-defined equity index" shall be the closing price of Nikkei 225 Index announced by Nihon Keizai Shimbun on the pre-defined equity index judgement day which is the first business day after the subscription period. If there is no announcement of such index, the deposit of this product for the week will not be accepted.
Equity Index on Interest Judgement Day	"Equity index on the interest judgement day" shall be the closing price of Nikkei 225 Index announced by Nihon Keizai Shimbun on the corresponding interest judgement day. If there is no such announcement on the interest judgement day, the number announced immediately after will be adopted. However, if there is no announcement until the day before the interest payment day, the lower interest contracted at the beginning will be applied. The interest judgement day shall be five business days prior to the interest payment day.
Cancellation Before Maturity	As a general rule, not accepted In case Shinsei Bank finds the necessity of cancellation, we will do so by deducting all of the cost occurred to the bank calculated by our original formula, from the deposit. Please have in mind that in this case your principal is not guaranteed.
Deposit Insurance	*PowerLink 225* is covered by Deposit Insurance.
Tax	Interest is subject to 20% separate withholding tax Not subject to Maruyu tax exemptions

Exhibit A - 3

INFORMATION



SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Announces Organizational Change

Tokyo (Wednesday, September 1, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change effective September 1, 2004:

1. Organizational Change

In order to strengthen solution-banking sales capabilities, the Business Development Division has been created in the Corporate Banking Business Sub-Group.

2. Effective Date

September 1, 2004

Exhibit A-4

RECEIVED
2004 SEP 14 A 9:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For Immediate Release

APLUS Co., Ltd.
(Code 8549)
Shinsei Bank, Limited
(Code 8303)

APLUS and Shinsei Bank to Form Comprehensive Alliance

Tokyo (Friday, September 3, 2004) – APLUS Co., Ltd. ("Aplus") and Shinsei Bank, Limited ("Shinsei Bank") today announced that the two firms have entered into a full business and capital alliance based on a comprehensive support agreement, which includes capital enhancement.

1. Objectives of the alliance

1) Aplus is currently implementing its fourth Medium-Term Business Plan, "Aplus Renewal Plan: New Challenges," to be completed in FY2004. The plan is designed to enable Aplus to quickly respond to changes in the business environment and to meet the increasingly diversified and sophisticated needs of its customers. To increase competitiveness, so that the Company can realize its goal of becoming a "Retail Financial Services Developer," Aplus will focus resources on its core business areas of Shopping Credit, Credit Card and Consumer Finance.

2) Shinsei Bank' strategic plan is to actively expand its non-bank business and to generate superior returns and profitability in each of its three key business lines; institutional banking, retail banking and non-bank business. Shinsei Bank has recently taken steps to expand non-bank business line, offering corporate loans for small and medium-sized enterprises by Shinsei Business Finance Co., Ltd., real estate-secured loans including housing loans by Shinsei Property Finance Co., Ltd., and consumer installment credit business by Shinsei Sales Finance Co., Ltd.

3) The alliance provides strategic benefits for both companies. Aplus will become a leading component of Shinsei Bank's "non-bank business" enhancing the companies' earnings potential. The transaction will significantly improve this business line through the addition of Aplus's nation-wide network and experienced personnel. For Aplus, the divestiture of non-core assets and a capital increase will enable management to focus exclusively and aggressively on business development.

2. Details of the transaction

1) Shinsei Bank is to subscribe 35 billion yen through a third-party allotment of new shares (by the end of September).
2) Shinsei Bank is to receive all Aplus preferred shares currently held by UFJ Bank.
3) As a result of the above measures, Shinsei Bank will own more than two-thirds of outstanding Aplus common stock.
4) Upon completion of the acquisition, Shinsei Bank will increase Aplus' capital to a sufficient level, following the amendment of Aplus' article of incorporation which must be approved through a resolution at an extraordinary shareholders' meeting.

3. Future business plan

Concept: As the strategic core of Shinsei Bank's "non-bank business," Aplus aims to add further strength and stability to group's overall earnings capacity.

1) As the strategic core of Shinsei Bank's "non-bank business," Aplus will enhance the competitiveness of the Shopping Credit unit and generate top-line growth through synergies with Shinsei Bank Group's key businesses.
2) Optimize Aplus' financing capability by building the best possible portfolio of funds.
3) Achieve cost reduction with the introduction of a common platform, utilizing Shinsei Bank Groups' advanced information technology.

《For your information》

In conjunction with today's announcement the following press releases have also been made available.

Aplus

1) Notification of Corporate Divestiture of Loan Guarantee Business for Real Estate-Backed Loans
2) Financial Support of Loan Forgiveness
3) New Shares Issue by Third-party Allotment, Disposal of Treasury Stock and Change of Major Shareholders
4) Transfer of Fixed Assets
5) Revision of Projections for the First-Half of FY2005

Shinsei Bank

1) Shinsei Bank Announces Acquisition of Majority Interest in APLUS

Exhibit A-5

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of representative: Masamoto Yashiro
Chairman and CEO
(Code: 8303 TSE First Section)

Shinsei Bank Announces Acquisition of Majority Interest in APLUS

Tokyo (Friday, September 3 , 2004) -- Shinsei Bank, Limited ("Shinsei Bank") today announced that it reached an agreement with APLUS Co., Ltd. ("Aplus") to acquire a majority interest in Aplus. The transaction will be conducted through a Shinsei Bank subsidiary under a third party allotment of new shares.

1. Purpose of acquisition

Shinsei Bank' strategic plan is to actively expand its non-bank business and to generate superior returns and profitability in each of its three key business lines; institutional banking, retail banking and non-bank business. Shinsei Bank has recently taken steps to expand non-bank business line, offering corporate loans for small and medium-sized enterprises, real estate-secured loans including housing loans, and consumer installment credit business through Shinsei Bank subsidiaries.

Aplus, a major consumer credit company in Japan, possesses a solid nation-wide business network, including an excellent branch system and experienced, knowledgeable personnel. Aplus provides a number of consumer financing products including tie-up credit cards and offers a single application system in installment credits and loan cards to attract more customers.

Adding Aplus as its subsidiary will allow Shinsei to offer installment credits, credit cards and consumer loans to its broadened customer base. A stronger non-bank business line will enhance Shinsei Bank's profitability by providing new opportunities for growth, and improve overall business stability by diversification.

2. Profile of Aplus

Please refer to the Attachment

3. Details of acquisition

(1) Third party allotment of new shares

- Allocation : a subsidiary of Shinsei Bank
- Type and total number of shares to be issued : common share, 129,614,767 shares
- Issue price : 270 yen per share
- Total yen amount : 34,995,987,090 yen
- Amount to be included in paid-in capital : 17,497,993,545 yen
- Basis for pricing : Issue price was determined taking into account of the latest price and the historical average price
- Subscription date : September 28, 2004
- The subsidiary's ownership before/after acquisition

  Total number of shares before the acquisition : nil

  Number of newly acquired shares : 129,614,767 shares

  Total number of shares after the acquisition : 129,614,767 shares (66.99% ownership)

(2) Assignment of treasury stock held by Aplus

- Assignee : a subsidiary of Shinsei Bank
- Type and total number of shares to be assigned : common share, 38,864 shares
- Assignment value : 10,493,280 yen
- Subscription date : September 28, 2004

(3) Shinsei Bank's total number and percentage of voting rights

- Before the acquisition : 2,379 (1.87%)
- Number of newly acquired voting rights : 259,307
- After the acquisition : 261,686 (67.74%)

(Reference)

Number and percentage of shares to be owned by Shinsei Bank : 1,189,500 shares (0.61% ownership)

Number and percentage of shares to be owned by Shinsei Bank's subsidiary : 129,653,631 shares (67.01% ownership)

(4) Assignment of preferred shares

Shinsei Bank will purchase preferred shares of 30 billion yen (face value) issued by Aplus held by UFJ Bank Limited.

(5) Capital enhancement

Upon completion of the acquisition, Shinsei Bank will increase Aplus' capital to a sufficient level, following the amendment of Aplus' article of incorporation which must be approved through a resolution at an extraordinary shareholders' meeting.

4. Influence on Shinsei Bank's earnings forecast

Shinsei Bank does not expect to have a material change in forecasted net income given the goodwill amortization. The Bank expects that consolidated operating income will increase by adding Aplus as a subsidiary. The Bank plans to revise the forecast following the completion of the transaction.

(Reference)

Projections for Fiscal Year 2004 Results (disclosed on May 28, 2004)

Consolidated

	Operating income	Net operating income	Net income
Full year	190 billion yen	62 billion yen	66 billion yen

Non-consolidated

	Operating income	Net operating income	Net income
Full year	180 billion yen	60 billion yen	66 billion yen

Attachment

Profile of Aplus

Company name	APLUS Co., Ltd.
President	Junji Sugiyama
Address	1-17-26 Minami-Semba, Chuo-ku, Osaka
Establishment	October 6, 1956

Data as of March 31, 2004

Paid-in capital	31.15 billion yen
Number of shares issued	Common shares: 63,859,251 shares Class A preferred shares: 5,000,000 shares Class B preferred shares: 10,000,000 shares Class C preferred share: 15,000,000 shares
Total shareholders' equity (consolidated)	50.75 billion yen
Total assets (consolidated)	1,841.94 billion yen
Operating income (consolidated)	107.09 billion yen
Net operating income (consolidated)	3.9 billion yen
Major shareholders (ownership percentage)	Common shares: Sanshin (6.39%), UFJ Business Finance Corp. (6.11%), UFJ Bank Ltd. (5.14%), Toyo Property Co., Ltd. (4.19%), UFJ Trust Bank Ltd. (3.5%) Preferred shares: UFF Bank Ltd. (100%)
Fiscal year ended	March
Number of employees	1,893
Number of offices	64 in Japan
Major business	Shopping credit business: shopping credit, automobile credit, collection guarantee Credit card business: credit card, tie-up credit card Consumer finance business: card cashing, loan card "Spirits" Settlement business: auto net service, collection at convenience stores, lease collection Finance business: leasing, loans for business owners, loans for individuals

Major operational results and financials (non-consolidated)		Fiscal year ended 31 March, 2003	Fiscal year ended 31 March, 2004
	Operating income	103.63 billion yen	106.60 billion yen
	Operating profits	2.1 billion yen	3.0 billion yen
	Net operating income	2.1 billion yen	3.0 billion yen
	Net income	0.4 billion yen	0.7 billion yen
	Total assets	1,866.49 billion yen	1,838.35 billion yen
	Total shareholders' equity	45.46 billion yen	49.52 billion yen
	Dividend per share	nil	nil

Reference Material



Comprehensive Alliance between APLUS and Shinsei Bank


SHINSEI BANK


リテール金融サービス開発企業
アプラス

September 3, 2004
APLUS Co., Ltd. and Shinsei Bank, Limited

Exhibit A-6

Shinsei Bank Strategy: Drive Profitability & Returns


SHINSEI BANK
アプラス

- *Better Banking* for institutional and retail customers
- Innovative, customer-centric approach
- Offer high value-added products and services supported by leading technology and management


Non-Bank Business
SHINSEI BANK
Retail Banking
Institutional Banking

Generating Value and Superior Returns

Non-Bank Business of Shinsei Bank


SHINSEI BANK
アプラス

The non-bank business is a key growth area for Shinsei Bank

- Utilize subsidiaries and affiliates in areas where separate control is appropriate, or in businesses that Shinsei requires outside expertise
- Enhance group capability by offering new products and services to new customers
- Expect the Non-Bank business to represent 20% of total group profit in five years

Why non-bank?

- Expect further growth and expansion of market / profit potential
- Leverage Shinsei's strong capital base and maximize profit opportunities by launching new products
- Improve efficiency through Shinsei's leading-edge IT and common infrastructure platform

Expansion strategy

- Improve product offering and risk management for organic growth
- Pursue synergies with existing investment banking and retail banking businesses
- Promote M&A and alliances targeted for broader functions, business areas, franchise and customer base

Shinsei's Non-Bank Business Franchise


SHINSEI BANK
アプラス

	Customer	Products	Shinsei Group Companies
Consumer Finance	• General consumers	• Installment sales • Credit cards -Cashing -Loans • Consumer finance	Aplus • Shinsei Sales Finance • Shinki
Commercial Finance	• Small / medium-sized companies	• Loans	• Shinsei Business Finance
Property Finance	• Real estate agents and developers • Property purchasers / owners	• Real estate finance • Residential mortgage loans	• Shinsei Property Finance • Life Housing Loan

Expanding Non-Bank Franchise in Three Key Markets

Outline of Non-core Business Spin-off



SHINSEI BANK
アプラス

【Assets】→1.85 trillion yen
Core Business Loan
1.45 trillion yen
Non-core Business Loan
185 billion yen
【Liabilities】→1.8 trillion yen
Long/Short term Borrowings
645.8 billion yen
【Capital】→50 billion yen
Capital 31.1 billion yen
【Balance of Guarantee Liabilities *】
Non-core Business Loan
190 billion yen
① Disposal to Third-party・merger
Investors, etc
UFJ銀行
UFJ銀行
② Loan Forgiveness
94 billion yen
② Loan Transfer
③ Transfer of Preferred Shares
③ Third-party Allocation of Shares
35 billion yen
SHINSEI BANK

* Balance of Guarantee Liabilities are held by financial institutions as loans. This type of loan(contingent liabilities) is not booked as an asset.

;tructure of the Alliance


SHINSEI BANK
アプラス

【 Balance sheet after alliance 】


アプラス

【 Assets 】→ 1.75 trillion yen

Core Business Loans

1.45 trillion yen

【 Liabilities 】→ 1,700 billion yen

Interest-bearing liabilities
551.8 billion yen

【Capital】 → 50 billion yen

Capital
48.6 billion yen


SHINSEI BANK

Shinsei will hold
approximately 67% of APLUS

Shinsei will position APLUS
as the strategic core of Shinsei Group's
non-bank business

- Focused allocation of resources to core businesses
  - ⇒ Realize high-profit position
- Reinforce APLUS capital base
  - ⇒Strengthen the business foundation to focus on growth

New APLUS as part of Shinsei Group

Exhibit B - 1

INFORMATION



SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Stop Issuing Discount and Interest-Bearing Long-Term Credit Debentures to Retail Customers

Tokyo (Friday, August 27, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will stop issuing discount long-term credit debentures (*Waricho*) and interest-bearing long-term credit debentures (*Riccho*) to retail customers as of October 27, 2004.

Accordingly, the automated rollover of *Waricho* and *Riccho* in the debenture-safekeeping account will also terminate on October 27, 2004, and proceeds of matured debentures will be credited to attached savings accounts after October 28, 2004.

Shinsei Bank will continue to issue *Riccho Wide*, *Zaikei Riccho Wide*, *Zaikei Riccho* and market-offering-issue debentures.

Since establishing its retail banking business in June, 2001, Shinsei Bank has focused on developing and providing financial products that meet customers' changing needs, including various types of yen and foreign-currency deposits and mutual funds. As customer interest has shifted to those new products, the volume of *Waricho* and *Riccho* has gradually declined. Shinsei Bank has, therefore, decided to stop issuing these debentures, confident that it is able to satisfy its customers' needs with other products.

For further information, please contact:
Yoshihide Nakagawa or Yasuhiro Fujiki
Corporate Communications Division,
Shinsei Bank, Limited
Tel: (+81) 3-5511-5013
Fax: (+81) 3-5511-5505

Exhibit B-2

INFORMATION



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Launches *PowerLink 225*, A Yen Time Deposit with Interest Rate Dependent on Equity Index

Tokyo (Wednesday, September 1, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of *PowerLink 225,* a yen time deposit with interest rate dependent on the equity index.

PowerLink 225 is a five-year yen time deposit, where applicable annual interest rate varies based on the movement of the Nikkei 225 Index. Customers can choose either "Bull Type" deposit or "Bear Type" deposit.

Customers with the "Bull Type" deposits will receive higher interests if the equity index (the closing Nikkei 225 Index) on the interest judgement day (five business days prior to the interest payment date) is equal to or more than the threshold based on the pre-defined equity index (the equity index as of the business day subsequent to each subscription period). Customers with the "Bear Type" deposits will receive higher interests if the equity index on the interest judgement day is less than the threshold based on the pre-defined equity index. (See the Outline of *PowerLink 225* for details.)

[Example]

Annual pretax Interest rates applicable to deposits starting on September 1 or September 2 are as follows. (The terms and conditions will be revised weekly.)

"Bull Type": If the equity index on the interest judgement day is 115% or more of the pre-defined equity index (the closing Nikkei 225 Index on September 3), the applicable interest rate shall be 1.3%. If it is less than 115% of the pre-defined equity index, the applicable interest rate shall be 0.3%.

"Bear Type": If the equity index on the interest judgement day is less than 85% of the pre-defined equity index, the applicable interest rate shall be 1.3%. If it is 85% or more of the pre-defined equity index, the applicable interest rate shall be 0.3%.

Shinsei Bank continues to develop new products and services to meet customers' needs.

Outline of *PowerLink 225*

Product Name	"Yen Time Deposit with Interest Rate Dependent on Equity Index " (Brand Name: *PowerLink 225*)
Eligible Customers	Individual customers with *PowerFlex* accounts
Currency	Japanese Yen
Term	5 years
Deposit Method	Lump-sum deposit（In principle, subscription period is on weekly basis.）
Minimum Deposit Amount/Unit	Deposited at Shinsei Financial Centers: 5 million yen or more, in units of 1 yen Deposited through Shinsei *PowerCall*(telephone banking): 3 million or more, in units of 1 yen Deposited through Shinsei *PowerDirect* (internet banking): 1 million or more, in unites of 1 yen
Refund	A lump-sum deposit will be made into the ordinary deposit on the maturity date. (Automatic rollover is not available.)
Applicable Interest Rate	Applicable annual interest rate will differ whether or not the index on the interest judgement date is equal to or above the threshold based on the pre-defined equity index level. Please contact Shinsei Financial Center, or Shinsei *PowerCall* for details on applicable interest and pre-defined index level.
Interest Calculation Method	Interest shall accrue on the entire amount in units of 1 yen, and will be calculated on a 365-day a year basis.
Interest Payment	Interest calculated by the applicable interest rate and the number of days (from the deposit day or the preceding interest payment day to a day before the current interest payment day) will be credited into the ordinary yen deposit on each payment day every year.
Pre-defined Equity Index	"Pre-defined equity index" shall be the closing price of Nikkei 225 Index announced by Nihon Keizai Shimbun on the pre-defined equity index judgement day which is the first business day after the subscription period. If there is no announcement of such index, the deposit of this product for the week will not be accepted.
Equity Index on Interest Judgement Day	"Equity index on the interest judgement day" shall be the closing price of Nikkei 225 Index announced by Nihon Keizai Shimbun on the corresponding interest judgement day. If there is no such announcement on the interest judgement day, the number announced immediately after will be adopted. However, if there is no announcement until the day before the interest payment day, the lower interest contracted at the beginning will be applied. The interest judgement day shall be five business days prior to the interest payment day.
Cancellation Before Maturity	As a general rule, not accepted In case Shinsei Bank finds the necessity of cancellation, we will do so by deducting all of the cost occurred to the bank calculated by our original formula, from the deposit. Please have in mind that in this case your principal is not guaranteed.
Deposit Insurance	*PowerLink 225* is covered by Deposit Insurance.
Tax	Interest is subject to 20% separate withholding tax Not subject to Maruyu tax exemptions

Exhibit B-3

INFORMATION



SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Announces Organizational Change

Tokyo (Wednesday, September 1, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change effective September 1, 2004:

1. Organizational Change

In order to strengthen solution-banking sales capabilities, the Business Development Division has been created in the Corporate Banking Business Sub-Group.

2. Effective Date

September 1, 2004

Exhibit B - 4

For Immediate Release

APLUS Co., Ltd.
(Code 8549)
Shinsei Bank, Limited
(Code 8303)

APLUS and Shinsei Bank to Form Comprehensive Alliance

Tokyo (Friday, September 3, 2004) – APLUS Co., Ltd. ("Aplus") and Shinsei Bank, Limited ("Shinsei Bank") today announced that the two firms have entered into a full business and capital alliance based on a comprehensive support agreement, which includes capital enhancement.

1. Objectives of the alliance

1) Aplus is currently implementing its fourth Medium-Term Business Plan, "Aplus Renewal Plan: New Challenges," to be completed in FY2004. The plan is designed to enable Aplus to quickly respond to changes in the business environment and to meet the increasingly diversified and sophisticated needs of its customers. To increase competitiveness, so that the Company can realize its goal of becoming a "Retail Financial Services Developer," Aplus will focus resources on its core business areas of Shopping Credit, Credit Card and Consumer Finance.

2) Shinsei Bank' strategic plan is to actively expand its non-bank business and to generate superior returns and profitability in each of its three key business lines; institutional banking, retail banking and non-bank business. Shinsei Bank has recently taken steps to expand non-bank business line, offering corporate loans for small and medium-sized enterprises by Shinsei Business Finance Co., Ltd., real estate-secured loans including housing loans by Shinsei Property Finance Co., Ltd., and consumer installment credit business by Shinsei Sales Finance Co., Ltd.

3) The alliance provides strategic benefits for both companies. Aplus will become a leading component of Shinsei Bank's "non-bank business" enhancing the companies' earnings potential. The transaction will significantly improve this business line through the addition of Aplus's nation-wide network and experienced personnel. For Aplus, the divestiture of non-core assets and a capital increase will enable management to focus exclusively and aggressively on business development.

2. Details of the transaction

1) Shinsei Bank is to subscribe 35 billion yen through a third-party allotment of new shares (by the end of September).
2) Shinsei Bank is to receive all Aplus preferred shares currently held by UFJ Bank.
3) As a result of the above measures, Shinsei Bank will own more than two-thirds of outstanding Aplus common stock.
4) Upon completion of the acquisition, Shinsei Bank will increase Aplus' capital to a sufficient level, following the amendment of Aplus' article of incorporation which must be approved through a resolution at an extraordinary shareholders' meeting.

3. Future business plan

Concept: As the strategic core of Shinsei Bank's "non-bank business," Aplus aims to add further strength and stability to group's overall earnings capacity.

1) As the strategic core of Shinsei Bank's "non-bank business," Aplus will enhance the competitiveness of the Shopping Credit unit and generate top-line growth through synergies with Shinsei Bank Group's key businesses.
2) Optimize Aplus' financing capability by building the best possible portfolio of funds.
3) Achieve cost reduction with the introduction of a common platform, utilizing Shinsei Bank Groups' advanced information technology.

《For your information》

In conjunction with today's announcement the following press releases have also been made available.

Aplus

1) Notification of Corporate Divestiture of Loan Guarantee Business for Real Estate-Backed Loans
2) Financial Support of Loan Forgiveness
3) New Shares Issue by Third-party Allotment, Disposal of Treasury Stock and Change of Major Shareholders
4) Transfer of Fixed Assets
5) Revision of Projections for the First-Half of FY2005

Shinsei Bank

1) Shinsei Bank Announces Acquisition of Majority Interest in APLUS

Exhibit B-5

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of representative: Masamoto Yashiro
Chairman and CEO
(Code: 8303 TSE First Section)

Shinsei Bank Announces Acquisition of Majority Interest in APLUS

Tokyo (Friday, September 3 , 2004) -- Shinsei Bank, Limited ("Shinsei Bank") today announced that it reached an agreement with APLUS Co., Ltd. ("Aplus") to acquire a majority interest in Aplus. The transaction will be conducted through a Shinsei Bank subsidiary under a third party allotment of new shares.

1. Purpose of acquisition

Shinsei Bank' strategic plan is to actively expand its non-bank business and to generate superior returns and profitability in each of its three key business lines; institutional banking, retail banking and non-bank business. Shinsei Bank has recently taken steps to expand non-bank business line, offering corporate loans for small and medium-sized enterprises, real estate-secured loans including housing loans, and consumer installment credit business through Shinsei Bank subsidiaries.

Aplus, a major consumer credit company in Japan, possesses a solid nation-wide business network, including an excellent branch system and experienced, knowledgeable personnel. Aplus provides a number of consumer financing products including tie-up credit cards and offers a single application system in installment credits and loan cards to attract more customers.

Adding Aplus as its subsidiary will allow Shinsei to offer installment credits, credit cards and consumer loans to its broadened customer base. A stronger non-bank business line will enhance Shinsei Bank's profitability by providing new opportunities for growth, and improve overall business stability by diversification.

2. Profile of Aplus

Please refer to the Attachment

3. Details of acquisition

(1) Third party allotment of new shares

- Allocation : a subsidiary of Shinsei Bank
- Type and total number of shares to be issued : common share, 129,614,767 shares
- Issue price : 270 yen per share
- Total yen amount : 34,995,987,090 yen
- Amount to be included in paid-in capital : 17,497,993,545 yen
- Basis for pricing : Issue price was determined taking into account of the latest price and the historical average price
- Subscription date : September 28, 2004
- The subsidiary's ownership before/after acquisition

  Total number of shares before the acquisition : nil

  Number of newly acquired shares : 129,614,767 shares

  Total number of shares after the acquisition : 129,614,767 shares (66.99% ownership)

(2) Assignment of treasury stock held by Aplus

- Assignee : a subsidiary of Shinsei Bank
- Type and total number of shares to be assigned : common share, 38,864 shares
- Assignment value : 10,493,280 yen
- Subscription date : September 28, 2004

(3) *Shinsei Bank's total number and percentage of voting rights*

- Before the acquisition : 2,379 (1.87%)
- Number of newly acquired voting rights : 259,307
- After the acquisition : 261,686 (67.74%)

(Reference)

Number and percentage of shares to be owned by Shinsei Bank : 1,189,500 shares (0.61% ownership)

Number and percentage of shares to be owned by Shinsei Bank's subsidiary : 129,653,631 shares (67.01% ownership)

(4) Assignment of preferred shares

Shinsei Bank will purchase preferred shares of 30 billion yen (face value) issued by Aplus held by UFJ Bank Limited.

(5) Capital enhancement

Upon completion of the acquisition, Shinsei Bank will increase Aplus' capital to a sufficient level, following the amendment of Aplus' article of incorporation which must be approved through a resolution at an extraordinary shareholders' meeting.

4. Influence on Shinsei Bank's earnings forecast

Shinsei Bank does not expect to have a material change in forecasted net income given the goodwill amortization. The Bank expects that consolidated operating income will increase by adding Aplus as a subsidiary. The Bank plans to revise the forecast following the completion of the transaction.

(Reference)

Projections for Fiscal Year 2004 Results (disclosed on May 28, 2004)

Consolidated

	Operating income	Net operating income	Net income
Full year	190 billion yen	62 billion yen	66 billion yen

Non-consolidated

	Operating income	Net operating income	Net income
Full year	180 billion yen	60 billion yen	66 billion yen

Attachment

Profile of Aplus

Company name	APLUS Co., Ltd.
President	Junji Sugiyama
Address	1-17-26 Minami-Semba, Chuo-ku, Osaka
Establishment	October 6, 1956

Data as of March 31, 2004

Paid-in capital	31.15 billion yen	
Number of shares issued	Common shares: 63,859,251 shares Class A preferred shares: 5,000,000 shares Class B preferred shares: 10,000,000 shares Class C preferred share: 15,000,000 shares	
Total shareholders' equity (consolidated)	50.75 billion yen	
Total assets (consolidated)	1,841.94 billion yen	
Operating income (consolidated)	107.09 billion yen	
Net operating income (consolidated)	3.9 billion yen	
Major shareholders (ownership percentage)	Common shares: Sanshin (6.39%), UFJ Business Finance Corp. (6.11%), UFJ Bank Ltd. (5.14%), Toyo Property Co., Ltd. (4.19%), UFJ Trust Bank Ltd. (3.5%) Preferred shares: UFF Bank Ltd. (100%)	
Fiscal year ended	March	
Number of employees	1,893	
Number of offices	64 in Japan	
Major business	Shopping credit business: shopping credit, automobile credit, collection guarantee Credit card business: credit card, tie-up credit card Consumer finance business: card cashing, loan card "Spirits" Settlement business: auto net service, collection at convenience stores, lease collection Finance business: leasing, loans for business owners, loans for individuals	
Major operational results and financials (non-consolidated)	Fiscal year ended 31 March, 2003	Fiscal year ended 31 March, 2004
Operating income	103.63 billion yen	106.60 billion yen
Operating profits	2.1 billion yen	3.0 billion yen
Net operating income	2.1 billion yen	3.0 billion yen
Net income	0.4 billion yen	0.7 billion yen
Total assets	1,866.49 billion yen	1,838.35 billion yen
Total shareholders' equity	45.46 billion yen	49.52 billion yen
Dividend per share	nil	nil

Exhibit B-6

Reference Material



Comprehensive Alliance between APLUS and Shinsei Bank


SHINSEI BANK


リテール金融サービス開発企業
アプラス

September 3, 2004

APLUS Co., Ltd. and Shinsei Bank, Limited

›hinsei Bank Strategy:
)rive Profitability & Returns


SHINSEI BANK
アプラス

Better Banking for institutional and retail customers

Innovative, customer-centric approach

Offer high value-added products and services supported by leading technology and management


Non-Bank Business
SHINSEI BANK
Retail Banking
Institutional Banking

Generating Value and Superior Returns

Non-Bank Business of Shinsei Bank


SHINSEI BANK
アプラス

The non-bank business is a key growth area for Shinsei Bank

- Utilize subsidiaries and affiliates in areas where separate control is appropriate, or in businesses that Shinsei requires outside expertise
- Enhance group capability by offering new products and services to new customers
- Expect the Non-Bank business to represent 20% of total group profit in five years

Why non-bank?

- Expect further growth and expansion of market / profit potential
- Leverage Shinsei's strong capital base and maximize profit opportunities by launching new products
- Improve efficiency through Shinsei's leading-edge IT and common infrastructure platform

Expansion strategy

- Improve product offering and risk management for organic growth
- Pursue synergies with existing investment banking and retail banking businesses
- Promote M&A and alliances targeted for broader functions, business areas, franchise and customer base

Shinsei’s Non-Bank Business Franchise


SHINSEI BANK
アプラス

	Customer	Products	Shinsei Group Companies
Finance	• General consumers	• Installment sales • Credit cards -Cashing -Loans • Consumer finance	**Aplus** • Shinsei Sales Finance • Shinki
Finance	• Small / medium-sized companies	• Loans	• Shinsei Business Finance
Finance	• Real estate agents and developers • Property purchasers / owners	• Real estate finance • Residential mortgage loans	• Shinsei Property Finance • Life Housing Loan

Expanding Non-Bank Franchise in Three Key Markets

Outline of Non-core Business Spin-off


SHINSEI BANK
アプラス

【Assets】→1.85 trillion yen

Core Business Loan
1.45 trillion yen

Non-core Business Loan
185 billion yen

【Liabilities】→1.8 trillion yen

Long/Short term Borrowings
645.8 billion yen

【Capital】→50 billion yen

Capital 31.1 billion yen

【Balance of Guarantee Liabilities *】

Non-core Business Loan
190 billion yen

① Disposal to Third-party・merger

Investors, etc

UFJ銀行

② Loan Forgiveness

94 billion yen

② Loan Transfer

③ Transfer of Preferred Shares

③ Third-party Allocation of Shares

35 billion yen

SHINSEI BANK

* Balance of Guarantee Liabilities are held by financial institutions as loans. This type of loan(contingent liabilities) is not booked as an asset.

Structure of the Alliance


SHINSEI BANK
アプラス

【 Balance sheet after alliance 】


アプラス

【 Assets 】→ 1.75 trillion yen

Core Business Loans

1.45 trillion yen

【 Liabilities 】→ 1,700 billion yen

Interest-bearing liabilities
551.8 billion yen

【Capital】 → 50 billion yen

Capital
48.6 billion yen

SHINSEI BANK

Shinsei will hold
approximately 67% of APLUS

Shinsei will position APLUS
as the strategic core of Shinsei Group's
non-bank business

- Focused allocation of resources to core businesses
  ⇒ Realize high-profit position
- Reinforce APLUS capital base
  ⇒Strengthen the business foundation to focus on growth

New APLUS as part of Shinsei Group



[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Report on Purchase of Treasury Stock dated September 1, 2004

A report on purchase of treasury stock is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of treasury stock thereto was filed in connection with Shinsei's status on purchase of its own treasury stock. It states that no shares were purchased as treasury stock in August 2004.

Extraordinary Report dated September 3, 2004

An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with Shinsei's acquisition of majority interest in APLUS. The contents of the report are in the press release dated September 3, 2004 as attached hereto as Exhibit A-5.